Filed by Enable Midstream Partners, LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Enable Midstream Partners, LP

Commission File No.: 1-36413

On February 18, 2021, Enable Midstream Partners, LP distributed a recording to employees, the transcript of which is below:

FINAL Enable Employee Recording

Introduction

•	Good afternoon everyone, and thank you all for taking time with your busy schedules, maintaining safe and reliable operations and serving our customers and communities.

•	I hope with this unprecedented weather we’re experiencing that you and your loved ones are safe.

•

In more normal times, pre-pandemic and absent the extreme weather conditions that have many of you working around the clock to maintain operations, and others without power and connectivity, we would have joined together on a Town Hall. Given the conditions, I wanted to be sure I could speak to you directly and reach each employee, and that you could listen when you are available, and so I chose to record a message to each of you, as I have done in the Rodcasts over the past year.

•	As you know, yesterday we announced that Energy Transfer will be acquiring Enable in an all-equity transaction.

•	I’m sure you have questions, so let me offer some context and explain why we took this step forward for our organization.

•	First, I want to start by saying thank you to each and every one of you.

•	We’ve accomplished so much together, and I know that at the core of Enable’s success is and will always be our people.

•	You’ve demonstrated time and time again your ability to respond to change with agility and focus.

•	Thank you for your excellent work, commitment to operating safely and efficiently, and unrelenting efforts to help each other and the communities that depend on us.

Transaction Benefits

•	Now I want to address the transaction with Energy Transfer…

•	Energy Transfer is one of the largest and most diversified midstream energy companies in the country.

•	Our Sponsors and Board have been evaluating the best course of action to deliver value to our owners and unit holders.

•	Energy Transfer brings significant strategic value with a tax efficient transaction for unitholders.

•	Combining our complementary assets provides scope and scale with basin, commodity, and customer diversity that have been key elements of Enable’s strategic goals.

•	Additionally, the combination positions Enable’s assets in an entity that provides services and captures opportunities along the full midstream value chain, another long term goal of Enable.

•

The transaction affords deeper access to capital to invest in our assets along with a more competitive cost of capital to capture opportunities and for enhanced growth, with synergies and efficiencies that improve run-rate costs.

•

Importantly, we operate with similar values and culture, including safety above all else, putting people first, providing exceptional customer service, and conducting business with the utmost integrity while pursuing operational excellence.

•

Just as important, our two companies share a passion and commitment to creative solutions and innovation to help solve our customers toughest problems. By joining with Energy Transfer, we can do even more to power the communities and businesses we serve across the midstream value chain.

•

Further, the all-equity nature of the transaction will allow Enable unitholders to participate in the upside potential of this powerful combination. After closing, Enable unitholders will own approximately 12% of the combined company.

What this Means for Employees

•	So what happens next…

•	Well, our transaction is expected to close in mid-2021, subject to customary closing conditions and various required regulatory clearances.

•	Following the close of the transaction, the combined company will be led by the Energy Transfer senior management team.

•	I’m sure you’re all wondering how this will impact you.

•	I want you to know that our Sponsors and our Board did not make this decision lightly.

•	Our Sponsors have a responsibility to their shareholders with respect to their investment in Enable, and as a publicly traded company, Enable considers the interests of its unitholders as well.

•	This was a difficult decision as we understand the transaction may have an impact on employees and secondees of Enable.

•	We have been very mindful of this and worked together with Energy Transfer on employee related issues with a shared commitment to you.

•	This commitment will continue in the months ahead as Energy Transfer works through organizational decisions.

•	We will be establishing an integration team with Energy Transfer to ensure a detailed and thoughtful plan is developed, and we are committed to keeping you informed

Moving Forward / Next Steps

•	Of course, our announcement is just the first step toward bringing our two companies together.

•	For now, and until the closing, following the receipt of customary regulatory clearances, it remains business as usual for all of us.

•	All operations and daily responsibilities remain unchanged.

•	Please keep in mind that, until the transaction is fully completed, we’ll continue to operate as separate and independent companies.

•

You may have friends or former colleagues at Energy Transfer, but we ask that you not communicate or coordinate activities with them at this time, unless you are specifically asked to do so as part of the integration planning process. I want to reiterate that we will continue to operate as an independent company until the transaction closes.

•	Thank you for your hard work and dedication to Enable. Your efforts have driven our success and we are confident in the future with Energy Transfer.

No Offer or Solicitation

This communication relates to a proposed transaction (the “transaction”) between Enable and Energy Transfer LP (“Energy Transfer”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the transaction, Energy Transfer will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a consent solicitation statement of Enable and a prospectus of Energy Transfer. The transaction will be submitted to Enable’s unitholders for their consideration. Enable and Energy Transfer may also file other documents with the SEC regarding the transaction. The definitive consent solicitation statement/prospectus will be sent to the unitholders of Enable. This document is not a substitute for the registration statement and consent solicitation statement/prospectus that will be filed with the SEC or any other documents that Enable or Energy Transfer may file with the SEC or send to unitholders of Enable in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENABLE AND Energy Transfer ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Enable or Energy Transfer through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Enable will be made available free of charge on Enable’s website at http://investors.enablemidstream.com/financials/sec-filings/default.aspx or by directing a request to Investor Relations, Enable Midstream Partners LP, 499 W. Sheridan Ave., Suite 1500, Oklahoma City, OK 73102, Tel. No. (405) 558-4600. Copies of documents filed with the SEC by Energy Transfer will be made available free of charge on Energy Transfer’s website at http://energytransfer.com/investor-relations or by directing a request to Investor Relations, Energy Transfer, 8111 Westchester Drive, Dallas, TX 75225 Tel. No. (214) 981-0795.

Participants in the Solicitation

Enable, Energy Transfer, and the directors and executive officers of their respective general partners and the CenterPoint Energy, Inc. (and its affiliates) and OGE Energy Corp. (and its affiliates) may be deemed to be participants in the solicitation of proxies in respect to the transaction.

Information regarding the directors and executive officers of Enable’s general partner is contained in Enable’s 2019 Annual Report on Form 10-K filed with the SEC on February 19, 2020, and certain of its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Enable’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of Energy Transfer’s general partner is contained in Energy Transfer’s 2019 Annual Report on Form 10-K filed with the SEC on February 21, 2020 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Energy Transfer’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction by reading the consent solicitation statement/prospectus regarding the transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Enable or Energy Transfer expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the transaction, pro forma descriptions of the company and its operations following the transaction, integration and transition plans, anticipated cost savings, tax benefits and synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement, the possibility that unitholders of Enable may not approve the transaction, the risk that the parties may not be able to satisfy the conditions to the transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the transaction, the risk that any announcements relating to the transaction could have adverse effects on the market price of Energy Transfer’s or Enable’s common units, the risk that the transaction and its announcement could have an adverse effect on the ability of Enable and Energy Transfer to retain and hire key personnel, on the ability of Enable to attract third-party customers and maintain its relationships with joint venture counterparties and on Enable’s operating results and businesses generally, including the ongoing COVID-19 Pandemic, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the companies, which may result in the companies not operating as effectively and efficiently as expected following the transaction, the risk that the parties may be unable to achieve the anticipated benefits or any other synergies from the transaction or that it may take longer than expected to achieve those benefits and synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Enable’s or Energy Transfer’s control, including those detailed in Enable’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http:// http://www.enablemidstream.com and on the SEC’s website at http://www.sec.gov, and those detailed in Energy Transfer’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Energy Transfer’s website at http://www.energytransfer.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Enable or Energy Transfer believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Enable and Energy Transfer undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.